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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                        FRONTEER DIRECTORY COMPANY, INC.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          $0.01 Par Value Common Stock
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    359031101
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

  John P. Kanouff, 1610 Wynkoop Street, #200, Denver, CO 80202  (303) 892-6000
- --------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)


                                 April 26, 1995
- --------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                                                 SEC 1746(12-91)

                                Page 1 of 5 pages

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- ----------------------------
CUSIP No.    359031101
- ----------------------------

- --------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kanouff Corporation
          EIN: 84-1077972
- --------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
          N/A                                                       (b) / /

- --------------------------------------------------------------------------------
 3        SEC USE ONLY

- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                / /

- --------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Colorado

- --------------------------------------------------------------------------------

                NUMBER OF               7    SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                  1,558,078 shares - 12.4%
                 OWNED BY            -------------------------------------------
                   EACH                 8    SHARED VOTING POWER
                REPORTING
                 PERSON                      0
                  WITH               -------------------------------------------
                                        9    SOLE DISPOSITIVE POWER

                                             1,558,078 shares - 12.4%
                                     -------------------------------------------
                                        10   SHARES DISPOSITIVE POWER

                                             0
                                     -------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,558,078 shares
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            / /
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.4%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 5 pages

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ITEM 1.   SECURITY AND ISSUER.

      This Schedule 13D relates to the $0.01 par value common stock ("Common Stock") of Fronteer Directory Company, Inc. ("Issuer"). The Issuer's principal executive offices are located at 216 North 23rd Street, Bismarck, North Dakota 58501.

ITEM 2.   IDENTITY AND BACKGROUND.

      The person filing this Schedule 13D is Kanouff Corporation ("Corporation"). The Corporation was organized under the laws of Colorado and the Corporation's principal business consists of ownership of interests in oil and gas properties and an operating business. The address of the Corporation's principal office is 1610 Wynkoop Street, Suite 200, Denver, Colorado 80202-1196. The Corporation, during the last five years, has not been convicted in a criminal proceeding. During the last five years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

      Patricia M. Kanouff is the president and the sole director and shareholder of the Corporation. John P. Kanouff is the secretary of the Corporation. Patricia M. Kanouff is the wife of John P. Kanouff and Patricia M. Kanouff is not employed. The residence address of Patricia M. Kanouff is 2525 E. Cedar Avenue, Denver, Colorado 80209 and the business address of John P. Kanouff is 1610 Wynkoop Street, Suite 200, Denver, Colorado 80202-1196. John P. Kanouff is employed as a lawyer by Hopper and Kanouff, P.C., 1610 Wynkoop Street, Suite 200, Denver, Colorado. During the last five years, neither Patricia M. Kanouff nor John P. Kanouff has been convicted in a criminal proceeding. During the last five years neither Patricia M. Kanouff nor John P. Kanouff has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Patricia M. Kanouff and John P. Kanouff are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of April 26, 1995, the Corporation owned 21.6% of the Class A Common Stock of RAFCO, Ltd., a Nevada corporation ("RAFCO"), which shares were acquired by the Corporation on February 29, 1988. On April 26, 1995, the Issuer acquired all of the assets of RAFCO in exchange for the Issuer's assumption of the liabilities of RAFCO and the issuance of 7,223,871 shares of the Issuer's Common Stock and 87,500 shares of the Issuer's $0.10 par value Series A Voting Cumulative Preferred Stock. After such acquisition, RAFCO dissolved and will distribute such shares to the 20 shareholders of RAFCO. As a result, the Corporation will receive 1,558,078 shares of the Common Stock of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

      The Corporation was a minority shareholder of RAFCO prior to the reorganization transaction described in this Schedule 13D and became a minority shareholder of the Issuer as a result of the reorganization transaction between RAFCO and the Issuer. The Corporation's purpose of acquiring the Issuer's securities was to participate in the reorganization transaction between the Issuer and RAFCO. The Corporation and Patricia M. Kanouff and John P. Kanouff do not have any current plan to acquire or dispose of securities of the Issuer; to participate in any extraordinary corporate action, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries; to sell or transfer a material amount of the assets of the Issuer or any of its subsidiaries; to change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors of to fill any existing vacancies on the board; to materially change the present capitalization or dividend policy of the Issuer; to materially change the Issuer's business or corporate structure; to change the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control

                                Page 3 of 5 pages

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of the Issuer by any person; to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an interdealer quotation system of a registered national securities association; to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or to cause any action similar to any of the foregoing actions.

      The Corporation and Patricia M. Kanouff and John P. Kanouff are aware that pursuant to the reorganization transaction the Issuer plans to reduce the number of its directors to three directors and to cause Robert A. Fitzner, Jr. and Robert L. Long to be appointed as directors of the Issuer to fill vacancies on the Issuer's board of directors after compliance with Rule 14f-1 under the Securities Exchange Act of 1934, as amended; the Issuer plans to engage in the businesses acquired from RAFCO in the reorganization transaction; and the Issuer plans to amend its Articles of Incorporation to permit the issuance of Series A Voting Cumulative Preferred Stock in connection with its reorganization transaction with RAFCO.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) As a result of the reorganization transaction between the Issuer and RAFCO, the Corporation acquired 1,558,078 shares of the Common Stock of the Issuer which, as of April 26, 1995 (the date of the reorganization transaction between the Issuer and RAFCO) constituted approximately 12.4% of the issued and outstanding Common Stock of the Issuer. Except for such shares, the Corporation and Patricia M. Kanouff and John P. Kanouff are not the beneficial owners of any other shares of the Common Stock of the Issuer.

      (b) The Corporation has the sole power to vote or to direct the vote and has the sole power to dispose or to direct the disposition of the 1,558,078 shares of the Common Stock of the Issuer owned by the Corporation. The Corporation does not share power to vote or to direct the vote or to dispose or to direct the disposition of any other shares of Common Stock of the Issuer. No other person shares the power to vote or to direct the vote or to dispose or to direct the disposition of the 1,558,078 shares of the Common Stock of the Issuer owned by the Corporation.

      (c) The Corporation received 1,558,078 shares of the Common Stock of the Issuer as a result of a reorganization transaction between the Issuer and RAFCO. Except for the receipt of such shares as a result of such reorganization transaction, the Corporation has not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

      (d) The Corporation has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,558,078 shares of Common Stock of the Issuer owned by the Corporation.

      (e) The Corporation has not ceased to be a beneficial owner of more than 5% of the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      None

                                Page 4 of 5 pages

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

             KANOUFF CORPORATION



             By:__________________________________________ Date:________________
                Patricia M. Kanouff, President



             _____________________________________________ Date:________________
             John P. Kanouff, Secretary

                                Page 5 of 5 pages